FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Australian Transport Safety Bureau upgrades BlackBerry smartphones, migrates to BlackBerry Enterprise Service 10 for top security and productivity	3.

Document 1

  NEWS RELEASE
October 31, 2013

FOR IMMEDIATE RELEASE

Australian Transport Safety Bureau upgrades BlackBerry smartphones, migrates to BlackBerry Enterprise Service 10 for top security and productivity

Field and management personnel save costs and boost efficiency with secure, real-time data sharing of critical evidence on BlackBerry Z10 and BlackBerry Z30 smartphones

SYDNEY, AUSTRALIA– BlackBerry(R) (NASDAQ:BBRY) (TSX:BB) today announced that Australia's national transport safety investigator, the Australian Transport Safety Bureau (ATSB), has migrated to BlackBerry's leading Enterprise Mobility Management (EMM) solution, BlackBerry(R) Enterprise Service 10. Responsible for improving safety in aviation, marine and rail transport, the ATSB is equipping employees with BlackBerry(R) 10 smartphones to securely capture, share, report and manage mission critical data at transport incidents from any location, including very remote areas on land or at sea.

Management, field investigators and IT support staff at the ATSB will use BlackBerry(R) Z10 smartphones, with plans to deploy BlackBerry(R) Z30 smartphones to teams in November.

As an independent government agency, the ATSB conducts investigations of transport incidents and accidents. Investigation teams use email and BBM(TM) to communicate and collaborate, and record safety data by filling in forms and taking photos that are sent to the ATSB's database. IT and support teams conduct critical analysis and research to help identify causes of occurrences - used by the ATSB to improve safety and ultimately save lives.

"Being able to securely share real-time data from accident sites is crucial to our investigative role," said Martin Dolan, Chief Commissioner at the Australian Transport and Safety Bureau. "With BlackBerry 10, our investigation teams are able to navigate to locations, take and share high-quality photos, and collaborate on data from any site they're sent to, all within a network that conforms to the high security standards that we need.

"We chose BlackBerry 10 for its trusted security, ease of migration and cost-effectiveness, which has overall helped the ATSB realise significant savings. BlackBerry's devices and management platform are helping to make investigative processes timelier and more comprehensive, while finding cost efficiencies through seamless migration and deployment."

The migration to BlackBerry Enterprise Service 10 is the latest development in a relationship between BlackBerry and the Australian Transport Safety Bureau that spans five years. The combination of BlackBerry 10 smartphones and BlackBerry Enterprise Service 10 provides high security standards against data leakage and unauthorized device access to corporate assets. Security of corporate applications and data stored on personal devices (for BYOD deployments) is also embedded seamlessly within the user interface through BlackBerry(R) Balance(TM) technology. BlackBerry Balance separates corporate data from personal content, while preserving the end user's privacy and consumer experience.

"We see this latest iteration of Blackberry's mobility platform as an enabler of our own technology future, including plans to stream live video from investigations and if we choose to, support a broader range of device types within the organization," Martin added. "We need to be as agile as possible if we're to improve the safety of Australian transport. We look forward to working with Blackberry on solutions that will continue to enable our work and deliver a platform for future innovation."

BlackBerry's Managing Director for Australia and New Zealand, Matthew Ball said, "BlackBerry 10 is designed to support the needs of government customers, and we're proud that the Australian Transport Safety Bureau has selected BlackBerry Enterprise Service 10, which helps their employees be adaptable and reliable in the field, and offers strong back-end security and management.

"To date, over 65% of our enterprise customer base in Australia and New Zealand have either deployed or are currently trialing BlackBerry Enterprise Service 10. In addition, we're looking forward to helping more business and government customers, large and small, take advantage of BlackBerry's secure network and services with the launch of BlackBerry's new cloud-based enterprise mobility management solution coming later this year."

For more information about BlackBerry Enterprise Service 10, please visit www.bes10.com. Now available from carriers and authorised resellers in Australia, the BlackBerry Z30 smartphone is the biggest, fastest and most advanced BlackBerry smartphone, with a 5" display and the largest battery ever on a BlackBerry smartphone. For information about the BlackBerry Z30 smartphone in Australia, please visit http://au.blackberry.com/

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, please visit www.blackberry.com.

Media Contact:
BlackBerry:
Georgina Hart
Corporate Communications - Australia and New Zealand
+61 (0) 402276689

or

Media Contact
Australian Transport and Safety Bureau (ATSB)
Carl Fellows
Communication Manager
1800-020-616

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 31, 2013	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer